SWENEY CARTWRIGHT & CO.

FINANCIAL STATEMENTS
September 30, 2017

SWENEY CARTWRIGHT & CO.
Columbus, Ohio
FINANCIAL STATEMENTS
September 30, 2017

CONTENTS

Flynn & Company
CPAs & Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
Sweney Cartwright & Co.

We have audited the accompanying financial statements of Sweney Cartwright & Co. (the "Company"), which comprise the statement of financial condition as of September 30, 2017, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of September 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information has been subjected to audit procedures performed in conjunction with the audit of The Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Flynn & Company, Inc.

November 27, 2017

SWENEY CARTWRIGHT & CO.
STATEMENT OF FINANCIAL CONDITION
September 30, 2017

Assets		
Cash and cash equivalents	$	28,704
Deposits with clearing organization		250,037
Receivable from clearing organization		84,496
Receivable from related party		13,814
Accrued interest and dividends receivable		5,831
Securities owned, at fair value:		
State and municipal obligations		999,574
Equity securities		466,912
Corporate fixed income securities		13,973
Mutual funds		99,173
Other assets		41,047
Total assets	$	2,003,561
Liabilities and Stockholders' Equity		
Liabilities		
Payable to clearing organization	$	277,280
Accrued liabilities		43,726
Total liabilities		321,006
Stockholder's Equity		
Common stock (par value: $0.50 per share): 100,000 shares authorized; 10,712 shares issued and outstanding		5,356
Retained earnings		1,677,199
Total stockholders' equity		1,682,555
Total liabilities and stockholders' equity	$	2,003,561

See accompanying notes to financial statements.

SWENEY CARTWRIGHT & CO.
STATEMENT OF OPERATIONS
For the year ended September 30, 2017

Revenue	
Trading commissions and fees	$ 1,672,681
Net trading gains	209,230
Interest and dividends	70,878
Other	16,421
	$ 1,969,210
Operating expenses	
Compensation and commissions	1,156,183
Custody and clearing charges	87,556
Information systems and other service charges	97,587
Rent and office operations	95,081
Communications	12,790
Interest	5,302
Local and state taxes	1,766
Professional fees	27,756
Other	45,394
	1,529,415
Income before income taxes	439,795
Income tax expense	-
Net Income	$ 439,795

See accompanying notes to financial statements.

3.

SWENEY CARTWRIGHT & CO.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended September 30, 2017

	Common Stock		Retained	Total Stockholders'
	Shares	Amount	Earnings	Equity
Balances, October 1, 2016	15,019	$ 7,510	$ 1,816,299	$ 1,823,809
Common stock repurchases	(4,307)	(2,154)	(578,895)	(581,049)
Net income	-	-	439,795	439,795
Balances, September 30, 2017	10,712	$ 5,356	$ 1,677,199	$ 1,682,555

See accompanying notes to financial statements.

SWENEY CARTWRIGHT & CO.
STATEMENT OF CASH FLOWS
For the year ended September 30, 2017

Cash flows from operating activities		
Net income	$	439,795
Depreciation		5,388
Changes in assets and liabilities:		
Deposits with clearing organization		100,000
Receivable from Clearing Organization		15,308
Receivable from Related Party		(13,814)
Accrued interest and dividends receivable		160
Securities owned		673,818
Other assets		(387)
Accrued liabilities		(92,903)
Net cash provided by operating activities	$	1,127,365
Cash flows from financing activities		
Common stock repurchases		(581,049)
Payable to clearing organization		(600,546)
Net cash used in financing activities	$	(1,181,595)
Net decrease in cash and cash equivalents		(54,230)
Cash and cash equivalents at beginning of year		82,934
Cash and cash equivalents at end of year	$	28,704

See accompanying notes to financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description and Business: Sweney Cartwright & Co. (the "Company") is an SEC-registered broker-dealer in securities and member of the Financial Industry Regulatory Authority ("FINRA"), specializing in sales of stocks and bonds for customers. The Company also conducts principal trading primarily in municipal bonds, other fixed income securities and community bank stocks.

The Company introduces trades for its customers using RBC Correspondent Services, a wholly-owned subsidiary of RBC Capital Markets, LLC ("RBC") as its fully disclosed clearing agent. The Company does not hold funds or securities for or owe funds or securities to its customers. The Company claims the exemptive provisions of SEC rule 15c3-3 based on Paragraph (k) (2) (ii) of the Rule.

The following is a summary of significant accounting policies followed in the preparation of the financial statements.

Securities and Related Revenue: The Company's proprietary securities transactions in regular-way trades are recorded on trade date. Profit and loss arising from proprietary securities transactions cleared by RBC are recorded on a trade date basis and recorded on the statement of operations as part of commissions, fees, and net trading gains.

Interest and dividends related to securities owned, are accrued by the Company when earned.

Securities owned and securities sold but not yet settled are stated at fair value. The Company determines fair value by using public market quotations, quoted prices from dealers, recent market transactions, or its best judgment, depending upon the underlying security.

Furniture and Equipment: Furniture and equipment are stated at cost less accumulated depreciation. Depreciation of office furniture and equipment is provided for on the straight line method over estimated useful lives of five to ten years.

Cash and Cash Equivalents: For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At September 30, 2017 the Company had $28,704 held on deposit at Huntington National Bank, where up to $250,000 is insured by the Federal Deposit Insurance Corporation ("FDIC").

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. There was no federal income tax expense incurred, nor any deferred federal income balance for the fiscal year ended September 30, 2017. There was a federal income tax receivable balance of $10,000 included in Other Assets on the Statement of Financial Condition for the fiscal year ended September 30, 2017.

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – DEPOSIT AND RECEIVABLE FROM CLEARING ORGANIZATIONS

The Company has entered into a fully disclosed clearing agreement with RBC whereby customer accounts are cleared and carried by RBC. The Company maintains cash deposits with RBC of $250,037 which are included in the Statement of Financial Condition.

The Company also reported an amount payable to RBC of $353,985 for cash and non-settled transactions. The amount payable to RBC includes borrowings collateralized by Company securities held by RBC. The Company has a $84,496 receivable from RBC at September 30, 2017 that represents primarily commissions receivable for trades that occurred the previous month, net of reimbursable expenses payable to RBC.

NOTE 3 – INCOME TAXES

As of September 30, 2017, the company had net deferred tax assets of $207,000, including a net operating loss carry-forward deferred tax asset of $200,000. The gross net operating loss of $995,213 will begin to expire with the year ending September 30, 2033. Based upon projections of future taxable income, the Company has determined it will most likely not realize the $207,000 of net deferred tax assets in future years. Therefore the company has reduced the net deferred tax asset by a full valuation allowance as of September 30, 2017.

At October 1, 2016 and September 30, 2017, there were no unrecognized tax benefits recorded. The Company does not expect the amount of unrecognized tax benefits to increase significantly in the next twelve months.

The Company is subject to U.S. federal income tax. The Company is no longer subject to examination by federal taxing authorities for tax years prior to 2014.

NOTE 4 – STOCK REPURCHASE AND PURCHASE AGREEMENTS

The Company has a stock repurchase agreement with its stockholders which requires the Company to repurchase its common stock contingent upon notice from an individual stockholder. The stock would be purchased by the Company at book value. During the year ended September 30, 2017 the Company repurchased 4,307 shares of common stock from stockholders at an average book value of $140.04.

(Continued)

NOTE 5 - PREMISES AND EQUIPMENT

The Company has an office space lease expiring on December 31, 2023. Future minimum lease payments under this operating lease are as follows:

Fiscal Year, September 30,	
2018	$88,640
2019	90,415
2020	92,238
2021	94,072
2022	95,941
Thereafter	106,053
	$ 567,359

The office lease agreement provides for increased payments during the term of the lease if operating expenses and taxes exceed certain base amounts. Total office lease expenses were $88,965 for the year ended September 30, 2017.

NOTE 6 – EMPLOYEE BENEFITS

The Company has a 401(k) Employee Retirement Plan for all eligible employees. The Company's Board of Directors, subject to Department of Labor and Internal Revenue Code limitations, determines the amount of the annual matching employer contribution. The Company made no matching contributions to the Plan for fiscal year 2017.

NOTE 7 – FAIR VALUE MEASUREMENTS

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

(Continued)

NOTE 7 – FAIR VALUE MEASUREMENTS (Continued)

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate fair value:

Securities Owned: The fair values for securities owned are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). During times when trading is more liquid, broker quotes are used (if available) to validate the model. Rating agency and industry research reports as well as defaults and deferrals on individual securities are reviewed and incorporated into the calculations. Securities owned and measured at fair value on a recurring basis are summarized below.

Assets Measured at Fair Value on a Recurring Basis

Assets measured at fair value on a recurring basis are summarized below:

| | Fair Value Measurements at September 30, 2017, Using | | | |
	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:				
Securities owned:				
State and municipal obligations	$ 59,262	$ 940,312	$ -	$ 999,574
Equity securities	165,412	301,500	-	466,912
Corporate fixed income securities	-	13,973	-	13,973
Mutual funds	99,173	-	-	99,173
	$ 323,847	$ 1,255,785	$ -	$ 1,579,632

NOTE 7 – FAIR VALUE MEASUREMENTS (Continued)

Current assets, such as cash and deposits with clearing organizations, exclusive of securities owned, are carried at book value, which approximates their fair value, and liabilities such as the Company's payables, and other liabilities are carried at amounts approximating fair value based on their relatively short due dates.

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is subject to regulatory capital requirements set forth by the Securities and Exchange Commission Uniform Net Capital Rule, which requires that "aggregate indebtedness" shall not exceed fifteen times "net capital" as defined by the Rule and "net capital", shall at least be $250,000. At September 30, 2017, the Company had net capital of $1,119,831, which was $869,831 in excess of its required minimum net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 3.90%.

NOTE 9 – RELATED PARTY

Included in the accompanying balance sheet of the Company is a receivable due from Cartwright Advisors LLC, a related party through common ownership, of $13,814 for expenses.

NOTE 10 – SUBSEQUENT EVENTS

In October 2017, the Company repurchased and retired 172 shares of $0.50 par value common stock, which reduced stockholders' equity by approximately $25,243 in accordance with the repurchase of a shareholder's investment.

(Continued)

SUPPLEMENTAL INFORMATION

SWENEY CARTWRIGHT & CO.
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT
TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGES ACT OF 1934
As of September 30, 2017

	As Reported on FOCUS Report
NET CAPITAL	
TOTAL STOCKHOLDER'S EQUITY	$ 1,682,555
OTHER DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets:	
Securities owned not readily marketable	376,328
Exchange membership	3,500
Other assets	45,107
Property, furniture and equipment	9,754
Total deductions and/or charges	434,689
Net capital before haircuts on security positions	$ 1,247,866
HAIRCUTS ON SECURITIES:	
Trading and investment securities:	
State and municipal obligations	$ 96,412
Stocks and warrants	31,623
Total haircuts	128,035
NET CAPITAL	$ 1,119,831
AGGREGATE INDEBTEDNESS	
Accrued liabilities	$ 43,726
TOTAL AGGREGATE INDEBTEDNESS	$ 43,726
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
MINIMUM NET CAPITAL REQUIRED (6-2/3% of aggregate indebtedness or $250,000 minimum)	
EXCESS NET CAPITAL	$ 869,831
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	3.90%

This schedule does not materially differ from the Computation of Net Capital reported on the September 30, 2017 FOCUS Report.

SWENEY CARTWRIGHT & CO.
STATEMENT REGARDING RULE 15c3-3 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
As of September 30, 2017

As of September 30, 2017, the Company operated as a fully disclosed introducing broker and claimed the exemptive provisions pursuant to Rule 15c3-3(k)(2)(ii).



Flynn & Company
CPAs & Business Consultants

Review Report of Independent Registered Public Accounting Firm

To the Member
Sweney Cartwright & Co.
Columbus, Ohio

We have reviewed management's statements, included in the accompanying Exemption from Reserve Requirements Under Rule 15c3-3 Report, in which (1) Sweney Cartwright & Co. ("the Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)*(2)(ii)*, (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)*(2)(ii)*, of Rule 15c3-3 under the Securities Exchange Act of 1934.

Flynn & Company, Inc.

November 27, 2017

7800 E. Kemper Road, Suite 150 | Cincinnati, OH 45249 | P. 513.530.9200 | F. 513.530.0555 | www.flynncocpa.com

SWENEY CARTWRIGHT & CO.

INVESTMENTS SECURITIES

17 SOUTH HIGH STREET, SUITE 300

COLUMBUS, OHIO 43215

TELEPHONE (614) 228-5391

Exemption Report

Sweney Cartwright & Co. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 as of the fiscal year ended September 30, 2017, under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the fiscal year ended September 30, 2017, without exception.

Sweney Cartwright & Co.

I, Frank Ingwersen swear or affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



By: _____

Frank Ingwersen, Principal

Date: November 27, 2017



Flynn & Company
CPAs & Business Consultants

Independent Auditor's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Shareholders
Sweney Cartwright & Co.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2017, which was agreed to by Sweney Cartwright & Co. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Sweney Cartwright & Co.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7B). Sweney Cartwright & Co.'s management is responsible for Sweney Cartwright & Co.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7B with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported in Form X-17A-5 (quarterly FOCUS Reports) for the year ended September 30, 2017, as applicable, with the amounts reported in Form SIPC-7B for the year ended September 30, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7B with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7B and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Flynn & Company, Inc.

November 27, 2017

7800 E. Kemper Road, Suite 150 | Cincinnati, OH 45249 | P. 513.530.9200 | F. 513.530.0555 | www.flynncocpa.com